FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

GETTY COPPER INC.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases: December 11, 2003 and December 19, 2003 Memorandum of Understanding, and December 19, 2003 Private Placement.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: December 31, 2003	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

News Release

GETTY COPPER TO ACQUIRE ADDITIONAL MINERAL CLAIMS

December 11, 2003

Getty Copper Inc., (TSX-Venture-GTC), “The Company”, is pleased to announce that it has entered into an agreement in principle with Genco Resources Ltd., (TSX-Venture-GGC) to purchase from Genco, Nine Crown Granted Mineral Claims, known as the “Transvaal Claims” in the Kamloops Mining District of British Columbia, for the sale price of $300,000 CDN, payable in common shares of Getty Copper Inc. with a deemed value of $0.60 CDN per share.  The sale will be completed, subject to certain conditions being met, negotiation of a definitive agreement including an independent fairness opinion, and TSX Venture Exchange approval.  Upon the completion of this transaction, Genco will have no further interest in any mineral claims in the Kamloops Mining District.

For further information: (604) 931-3231

Email: Getty@telus.net

www.gettycopper.com

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy

December 19, 2003

GETTY COPPER INC. SIGNS MEMORANDUM OF UNDERSTANDING

WITH HIGHLAND VALLEY COPPER

Getty Copper Inc. (GTC-TSX-VENTURE) announces the signing of a memorandum of understanding with Highland Valley Copper.  HVC is a joint venture among TeckCominco Ltd., 63.9%, BHP Billiton, 33.6% and Highmont Mining Company as to 2.5%.

Located in the Highland Valley area near Kamloops, British Columbia, Highland Valley Copper is the world’s ninth largest copper producer in terms of tonnage moved. In 2002 the mine produced 181,300 tonnes of copper.

The memorandum of understanding allows HVC to explore and develop certain mineral claims, in the Highland Valley, controlled by Getty Copper Inc. Under the terms of the memorandum, HVC will have the right to earn an initial 51% interest in the selected Getty claims by spending an aggregate of $5MM by December 31, 2006, under the following schedule:

  $1,350,000. by December 31, 2004

  $3,000,000. by December 31, 2005

  $5,000,000. by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest from Getty (for a 70% interest) by expending a further $10MM and completing a feasibility study over the next four years.

If HVC elects not to expend the additional $10MM and complete the feasibility study, its interest in the property will revert to a 45% participating interest if at least $10MM is expended and a 55% - 45% joint venture will be established with Getty as the operator.

Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65% of the capital costs or extend an offer, on acceptable commercial terms, to lend Getty 65% of its portion of the capital costs to place the project into commercial production. Each company will contribute its pro rata share of the equity required on a 70% HVC: 30% Getty basis.

The exploration work to be undertaken on the property will be carried out by TeckCominco, on behalf of Highland Valley Copper and Getty Copper Inc.

This agreement does not include the claims owned by Getty Copper Inc., which cover the Getty North and Getty South deposits and is subject to formal ratification by Getty Copper Inc.’s Board.

For further information please contact:

GETTY COPPER INC.

Suite 550 – 999 W. Hastings St.

Vancouver, BC  V6C 2W2

Phone:  604-682-2205

Fax:       604-682-2235

www.gettycopper.com

The TSX Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

December 19, 2003

GETTY COPPER INC. ANNOUNCES $2,015,000. BROKERED PRIVATE PLACEMENT

Getty Copper Inc. (GTC.TSX-VENTURE) (“Getty”) wishes to announce a flow- through brokered private placement of units priced at $ 0.65 per unit for total proceeds of up to $2,015,000.  Each unit will consist of one common share of Getty Copper and one half warrant.  Each whole warrant is exercisable for a period of 2 years into Getty common stock at $0.75 per share.  Getty Copper Inc. will pay a commission of 5% cash on total proceeds raised as well as 5% agent warrants exercisable for two years at $0.65 per share.

For further information please contact:

GETTY COPPER INC.

Suite 550 – 999 W. Hastings St.

Vancouver,  BC  V6C 2W2

Phone:  604-682-2205

Fax:       604-682-2235

www.gettycopper.com

The TSX Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.